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                       UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                ________________________________________

                     SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                    (Amendment No. 6)*



                      Starrett Corporation
                    (Name of Issuer)

                       Common Stock, par value $1.00 per share
                           (Title of Class of Securities)

                               855 677 100
                              (CUSIP Number)

                              Henry Benach
                         3110 Miro Drive North
                     Palm Beach Gardens, FL 33410
                            (561) 775-1855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 24, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Henry Benach

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

          7    SOLE VOTING POWER
               686,198
NUMBER OF
SHARES    8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY  9    SOLE DISPOSITIVE POWER
EACH
REPORTING 10   SHARED DISPOSITIVE POWER
PERSON WITH         686,198

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     686,198

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                      [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11%

14   TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
            ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                        THE SIGNATURE ATTESTATION.



1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Benhome L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

               7    SOLE VOTING POWER
                    242,900
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                242,900
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     242,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.88%

14   TYPE OF REPORTING PERSON*
     PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
     TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
           THE SIGNATURE ATTESTATION.
          This Amendment to Schedule 13D is being filed on behalf of Henry Benach and Benhome L.P., and amends the Schedule 13D dated April 9, 1985, as heretofore amended, relating to shares of Common Stock, $1.00 par value ("Common Stock"), of Starrett Corporation, a New York corporation, 909 Third Avenue, New York, New York 10022, as set forth below.

          The purpose of this filing is to report that Paul Milstein, Seymour Milstein, Henry Benach and Oded Aboodi (the "Sellers") and The Related Companies, L.P., the parties to the letter of intent dated January 9, 1997 (the "Parties" and the "Letter"), as described in Amendment No. 5 to Schedule 13D, have extended the Letter with respect to the matters set forth in Item 6 below.

Item 4.   Purpose of Transaction.

          The purpose of the aforesaid extension is to enable the parties to continue the negotiations for the sale of Common Stock as described in the Letter.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     On February 24, 1997 the Parties amended the Letter by changing the date in the first sentence of the third paragraph of the Letter from "January 31, 1997" to "March 31, 1997", thereby extending the restriction on transfer of shares by the Sellers set forth in such sentence until March 31, 1997.

Item 7.   Material to be Filed as Exhibits.

          This amendment includes the following exhibit:
          - Letter executed by the Parties.


SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED:  February 26, 1997

                              /s/Henry Benach
                              Henry Benach


                              BENHOME L.P.

                              By:/s/Henry Benach
                              Henry Benach
                              General Partner


               The Related Companies, L.P.

                                   February 21, 1997




Mr. Seymour Milstein
Mr. Paul Milstein
1271 Avenue of the Americas
New York, NY  10019

Mr. Henry Benach
3110 Miro Drive North
Palm Beach Gardens, FL 33410

Mr. Oded Aboodi
1285 Avenue of the Americas
New York, NY  10020

Gentlemen:

          On January 9, 1997, The Related Companies, L.P., ("Related") entered into a Letter of Intent with you concerning our interest in considering a potential acquisition by Related or its affiliates of a total of 3,234,946 shares of common stock, par value $1.00 par share ("Common Stock"), of Starrett Corporation, a New York Corporation (the "Company"). The parties to the Letter of Intent hereby agree to amend that the Letter of Intent (a copy of which is attached hereto) to change the date in the first sentence of the third full paragraph of the Letter of Intent from "January 31, 1997", to "March 31, 1997", and otherwise confirm the Letter of Intent in its entirety.

          This letter and your acceptance hereof does not constitute an offer or agreement or arrangement to purchase or sell any shares of capital stock of the Company. The proposed transaction contemplated by the Letter of Intent and this amendment thereto is subject to execution and delivery of a mutually satisfactory stock purchase agreement and ancillary related agreements.

          Please acknowledge your agreement with the above by executing a copy hereof in the space provided therefor below, and return the same to the undersigned by hand at the address above.

                         Sincerely yours,


                         The Related Companies, L.P.

                         By:  The Related Realty Group, as
                              General Partner

                              By:  /s/
                              Name:
                              Title:  President

Accepted and Agreed
(February 21, 1997)


/s/Seymour Milstein
Seymour Milstein


/s/Paul Milstein
Paul Milstein


/s/Henry Benach
Henry Benach


/s/Oded Aboodi
Oded Aboodi